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SE 18008788

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

OCT 04 2018

Washington, DC

SEC FILE NUMBER
8- 67303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2017 (MM/DD/YY) AND ENDING 6/30/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JCP Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19200 Von Karman Ave. Suite 340
(No. and Street)

Irvine	CA	92612
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen R. Perry — 949-769-3323
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RH CPA
(Name – *if individual, state last, first, middle name*)

38-25 Bell Blvd	Bayside	NY	11361
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Stephen R. Perry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JCP Securities,Inc., as of SEPT. 27TH, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO/CCO/FINOP/CFO
Title

T. Maleksaeidi
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

T. MALEKSAEIDI
Commission # 2115249
Notary Public - California
Orange County
My Comm. Expires Jun 13, 2019

State of California
County of Orange
Subscribed and sworn to (or affirmed) before me on this 27th day of September, 2018 by Stephen R. Perry proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public T. Maleksaeidi

RH CPA
38-25 Bell Blvd, Bayside, NY 11361
Tel: +1 914-343-2547
Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of JCP Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JCP Securities Inc. (the "Company") as of June 30, 2018, the related statements of operations, changes in stockholders' deficit, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

RH CPA

RH CPA
We have served as the Company's auditor since 2018.
Bayside, NY
September 27, 2018

JCP Securities Inc.
Statement of Financial Condition
June 30, 2018

Assets

Cash	$	237,243
Account receivable, net		135,785
Prepaid expenses		3,963
Property and equipment, net		10,116
Total assets	$	387,107

Liabilities and Stockholders' Deficit

Liabilities		
Accounts payable and accrued expenses	$	42,740
Long term debt		100,000
Liabilities subordinated to the claims of general creditors		323,333
Total liabilities		466,073
Contingencies		
Stockholders' deficit		
Common stock, no par value, 1,000,000 shars authorized 999 shares issued and outstanding		67,500
Additional paid-in capital		370,166
Accumulated deficits		(516,632)
Total stockholders' deficit		(78,966)
Total liabilities and stockholders' deficit	$	387,107

The accompanying notes are an integral part of these financial statements.

JCP Securities Inc.
Statement of Operations
For the Year Ended June 30, 2018

Revenues	
Consulting income	$ 1,624,800
Other income	61,505
Interest	1,976
Total revenues	1,688,281
Expenses	
Employee compensation and benefits	1,593,742
Insurance	340
Liabilities and Stockholders' Deficit	176,241
Dues and subscriptions	58,565
Professional fees	23,644
Interest expense	15,000
Consulting services	127,972
Other operating expenses	222,122
Depreciation	23,717
Travel and entertainment	87,332
Regulatory fees	24,930
Total expenses	2,353,605
Net income (loss) before income tax provision	(665,324)
Income tax provision	800
Net income (loss)	$ (666,124)

The accompanying notes are an integral part of these financial statements.

JCP Securities Inc.
Statement of Changes in Stockholders' Deficit
For the Year Ended June 30, 2018

	Common Stock	Additional Paid-In Capital	Accumulated Deficits	Total
Balance at June 30, 2017	$ 67,500	$ 370,166	$ 149,492	$ 587,158
Net income (loss)	-	-	(666,124)	(666,124)
Liabilities and Stockholders' Deficit	$ 67,500	$ 370,166	$ (516,632)	$ (78,966)

The accompanying notes are an integral part of these financial statements.

JCP Securities Inc.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended June 30, 2018

		Total
Balance at June 30, 2017	$	558,333
Increase:		
Accrual of interest		15,000
(Decrease):		
Repayment of subordinated note		(250,000)
Balance at June 30, 2018	$	323,333

The accompanying notes are an integral part of these financial statements.

JCP Securities Inc.
Statement of Cash Flows
For the Year Ended June 30, 2018

Cash flow from operating activities:		
Net income (loss)		$ (666,124)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation expense	$ 23,717	
(Increase) decrease in assets:		
Account receivable, net	(42,469)	
Deposits	1,124	
Increase (dec Liabilities and Stockholders' Deficit		
Accounts payable and accrued expenses	(448,490)	
Total adjustments		(466,118)
Net cash provided by (used in) operating activities		(1,132,242)
Cash flow from investing activities:		
Purchases of property, property and equipement	(14,172)	
Net cash provided by (used in) in investing activities		(14,172)
Cash flow from financing activities:		
Proceeds froı Stockholders' deficit	100,000	
Proceeds from liabilities subordinated to the claims of general creditors	15,000	
Repayments of liabilities subordinated to the claims of general creditors	(250,000)	
Net cash provided by (used in) financing activities		(135,000)
Net increase (decrease) in cash		(1,281,414)
Cash at June 30, 2017		1,518,657
Cash at June 30, 2018		$ 237,243

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 800

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

JCP Securities, Inc.(the "Company") was incorporated in the State of California on March 11, 2005.The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC).

The Company was originally formed in the State of California under the name Stephen Perry and Associates, Inc.

The Company is an investment banking firm that specializes in the aerospace and defense industry with an emphasis on mergers and acquisitions advisory services.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts securities business exclusively with institutional clients only and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c-3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are state at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probably uncollectible accounts are immaterial.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from accounts and any gains or losses arising from such transactions are recognized.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under the Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned and the Company has no further continuing obligations, and collection is reasonably assured.

Note 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company has elected the Subchapter S Corporation tax status, therefore no federal income tax provision is provided. The State of California recognized Subchapter S Corporations for state tax purposes. However, the state imposes a 1.5% tax on the net income and a minimum Franchise Tax of $800, whichever is greater. For the year ended June 30, 2018, the state income tax provision totaled $800.

Note 3: FURNITURE AND EQUIPMENT, NET

Furniture and equipment are recorded net of accumulated depreciation with a useful life of 5 to 7 years.

Depreciation expense for the year ended June 30, 2018 was $23,717.

Note 4: RELATED PARTY TRANSACTIONS

The Company also has entered into a consulting agreement with its affiliate whereby the affiliate would provide management consulting for the Company. The Company paid its affiliate a total of $60,000 for the year ending June 30, 2018.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 5: CONTINGENCIES

The Company maintains bank accounts at financial institutions.These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 6: SUBORDINATED BORROWINGS

During the year ended June 30, 2018, the Company made a payment of $250,000. The borrowings under the subordination agreements at June 30, 2018, are $250,000 at 5%.The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.The interest expense for the year ended June 30, 2018 was $15,000. At June 30, 2018 the balance of the subordinated notes including accumulated interest was $323,333.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the F ASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending June 30, 2018 various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2018, the Company had net capital of $94,503 which was $84,987 in excess of its required net capital of $9,516; and the Company's ratio of aggregate indebtedness ($142,740) to net capital was 1.51 to 1.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $23,346 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule			$	117,849
Adjustments				
Accumulated deficits	$	(23,346)		
				(23,346)
Net capital per audited statements			$	94,503

Note 10: LONG TERM DEBT

Long term debt consists of a subordinated loan awaiting FINRA approval at June 30, 2018.This loan has a principal amount of $100,000, at 5% interest per year and is due on July 18, 2021.

Note 11: SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date the financial statements were available to be issued (the "subsequent events period") for items requiring recording or disclosure in the financial statements.

During the subsequent events period, the long-term debt of $100,000 was approved by FINRA as liability subordinated to the claims of general creditors.

During the subsequent events period, the Company performed an evaluation of its accounts receivable. Consequently, the Company wrote off accounts receivable amounting to approximately $66,000.

JCP Securities Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2018

Computation of net capital		
Common stock	$ 67,500	
Additional paid-in capital	370,166	
Accumulated deficits	(516,632)	
Total stockholders' deficit		$ (78,966)
Add: Liabilities and Stockholders' Deficit		
Subordinated liabilities allowable for net capital computation		323,333
Total stockholders' equity qualified for net capital		244,367
Less: Non-allowable assets		
Accounts receivable, non allowable portion	(135,785)	
Prepaid expense	(3,963)	
Property and equipment, net	(10,116)	
Total non-allowable assets		(149,864)
Net capital		94,503
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 9,516	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(9,516)
Excess net capital		$ 84,987
Aggregate indebtedness		$ 142,740
Ratio of aggregate indebtedness to net capital		1.51 : 1

There was a difference of $23,346 between net captial computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2018 (See note 9).

See report of independent registered public accounting firm

JCP Securities Inc.
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of June 30, 2018

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(i) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

JCP Securities Inc.
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2018

RH CPA

Tel: +1 914-343-2547

38-25 Bell Blvd, Bayside, NY 11361

Email: Vivianhu@rhgroupcpa.com

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) JCP Securities Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which JCP Securities Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) JCP Securities Inc. stated that JCP Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. JCP Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about JCP Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

RH CPA

RH CPA

Bayside, NY
September 27, 2018

JCP SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of JCP Securities, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending July 1, 2017 through June 30, 2018.

JCP Securities, Inc.

By:

(Name and Title)

September 27, 2018

(Audit Report Date)

JCP Securities Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended June 30, 2018

RH CPA
Tel: +1 914-343-2547
38-25 Bell Blvd, Bayside, NY 11361
Email: Vivianhu@rhgroupcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
JCP Securities Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by JCP Securities Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of JCP Securities Inc. (the "Company") for the year ended June 30, 2018, solely to assist you and SIPC in evaluating JCP Securities Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

RH CPA

RH CPA

Bayside, NY
September 27, 2018

JCP Securities Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended June 30, 2018

		Amount
Total assessment	$	2,529
SIPC-6 general assessment		
Payment made on December 20, 2017		(5,000)
SIPC-7 general assessment		-
Total assessment balance		
(overpayment carried forward)	$	(2,471)